EXHIBIT 12.1

WESTERN GAS PARTNERS, LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2013	Year Ended December 31,
thousands except ratios		2012	2011	2010	2009	2008
Earnings:
Income before income taxes	$201,155	$170,026	$239,011	$178,450	$148,520	$205,132
Add:
Fixed charges	47,151	48,422	30,993	19,292	10,992	2,965
Distributions from equity investees	15,563	20,660	15,999	10,973	11,206	14,428
Amortization of capitalized interest	575	479	294	256	182	80
Less:
Equity income	12,205	16,111	11,261	7,628	7,923	11,118
Capitalized interest	9,552	6,196	420	—	—	—
Net income before taxes attributable to noncontrolling interests	7,467	14,890	14,103	11,005	10,260	7,965
Earnings	$235,220	$202,390	$260,513	$190,338	$152,717	$203,522

Fixed charges:
Interest expense, including capitalized interest	47,035	$48,256	$30,765	$18,794	$9,955	$364
Interest component of rent expense	116	166	228	498	1,037	2,601
Fixed charges	$47,151	$48,422	$30,993	$19,292	$10,992	$2,965

Ratio of earnings to fixed charges	5.0x	4.2x	8.4x	9.9x	13.9x	68.6x

These ratios were computed by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income, plus fixed charges to the extent they affect current year earnings, amortization of capitalized interest and distributed income of equity investees, less equity income, noncontrolling interests in pre-tax income from subsidiaries that did not incur fixed charges, and interest capitalized during the year. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and estimates of interest within rental expenses.